Exhibit 99.1

CARDIOME REACHES AGREEMENT WITH MERCK TO RETIRE DEBT AND CLOSE LINE OF CREDIT

Vancouver, Canada, December 11, 2012 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that the company has reached an agreement with Merck to settle its debt obligations stemming from the companies’ collaboration and license agreement for vernakalant, signed in April 2009.

Under the terms of the settlement agreement, Cardiome will pay Merck $20 million on or before March 31, 2013, to settle its outstanding debt of $50 million owed to Merck. The payment will be made from Cardiome’s existing cash balance, which totalled $53.6 million at the end of September 2012. Pursuant to the vernakalant collaboration and license agreement Merck had granted Cardiome an interest-bearing credit facility of up to $100 million, secured by a first priority security interest in the company’s vernakalant patents throughout the world and all associated proceeds.  The settlement between Cardiome and Merck will terminate the credit facility and, upon payment of the $20 million settlement amount, will release and discharge the collateral security taken in respect of the advances under the line of credit.

“Complete resolution of our $50 million debt obligation to Merck removes a significant financial and operational overhang for Cardiome,” stated William Hunter, M.D., Cardiome’s interim CEO. “I am pleased with the progress we are making on the transfer of vernakalant back to Cardiome and we appreciate the efforts of Merck to make the transition of BRINAVESSTM as smooth as possible for our doctors and patients in Europe and other markets.  Merck’s commitment to our product and our patients, and to putting Cardiome on a stable financial footing, will allow us to manage our business unencumbered and realize the commercial and medical value of vernakalant.”

In September 2012, Merck informed Cardiome that Merck (through two of its subsidiaries) would return the global marketing and development rights for both the intravenous (IV) and oral formulations of vernakalant to Cardiome. Vernakalant IV is marketed under the brand name BRINAVESSTM.  BRINAVESSTM has received approval in the European Union and certain other markets worldwide for the rapid conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults: for non-surgery patients with AF of seven days or less and for post-cardiac surgery patients with AF of three days or less. Vernakalant IV is not approved for use in the United States or Canada.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to  obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com